Exhibit 99.3

Cuprina Holdings (Cayman) Limited Announces Financial Results for the Six Months Ended June 30, 2025, and Strategic Initiatives for 2026 Growth

SINGAPORE, December 9, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, medical waste recycling, and cosmeceuticals sectors, today announced its financial results for the six months ended June 30, 2025.

“Although our revenue decreased and our net loss increased compared with the same period last year, the first six months of 2025 allowed us to achieve significant advances in both diversifying our product and technology portfolio and expanding our geographic footprint,” said Cuprina Chief Executive Officer Mr. David Quek Yong Qi.

Diversification and Expansion Achievements

In May 2025, said Mr. Quek, the Company completed construction of, and obtained ISO 13485 certification and a dealer license for, an in-vitro fertilization (IVF) media production facility in Singapore. This facility is expected to produce IVF media product containing the nutrients, electrolytes, amino acids, and other materials required to stimulate fertilization of sperm and ovum in the lab. Cuprina plans to submit its required regulatory application to the Singapore authorities in the near future. Upon approval of this application, projected to occur by the fourth quarter of 2026, the facility is expected to commence commercial sales of this product.

In June 2025, the Company’s indirect 49%-owned associate, Cuprina MENA Co. Ltd, completed the set-up of a laboratory in Saudi Arabia equipped to manufacture Cuprina’s MEDIFLY maggot debridement therapy (MDT) chronic wound treatment products. In July, to support Saudi Food and Drug Authority registration for these products and ISO 13485 certification for this laboratory, Cuprina engaged a local regulatory consulting firm. Upon receiving regulatory approval from Saudi authorities, the laboratory will be cleared to begin supplying these products within the Middle East and North Africa (“MENA”) region.

The Company continued its diversification initiatives in the second half of year, securing in July 2025 an FDA-approved license to market medical maggots in the U.S. via an agreement with Dr. Ronald Sherman, who also joined the Company as Medical and Scientific Director in September 2025.

That same month, Cuprina secured exclusive licensing rights to Southeast Asia’s first medical waste recycling technology developed under the oversight of the United Nations Industrial Development Organization (UNIDO) and the Global Environment Facility (GEF), the major alliance helping developing countries achieve global environmental benefits. This license, which covers Singapore and an option for ten additional Southeast Asian countries, may, upon receipt of standard operating licenses, allow Cuprina to lead the transition from incineration-caused toxic emissions and excess landfill towards a sterilized, sustainable model that safeguards the environment and reintroduces clean, high value recyclables back into the economy.

The following month, the Company advanced towards this objective by signing a Memorandum of Understanding with Singapore Biowaste Solutions Pte Ltd (SBS), a treater and disposer of bio-medical waste, to explore the integration of Cuprina’s medical waste recycling technology into SBS’s existing waste management facility in Singapore.

Finally, in November 2025, Cuprina signed a joint venture agreement with Singapore-based Aiodine Laboratory to develop, test and market that company’s iodine-based disinfectant solution as a treatment for chronic and acute wounds, and in other common applications such as disinfectants and home-use antiseptics.

Financial Highlights for the Six Months Ended June 30, 2025 (US Dollars)

Revenue: For the six months ended June 30, 2025, revenue was $18,040, down 40% from $30,184 in the prior-year period, primarily due to lower sales of both the Company’s cosmeceutical and MEDIFLY MDT products.

Gross Profit: At June 30, 2025, gross profit was $302, with a gross margin declining to 1.7% from 44.8% in the same period of 2024, reflecting fixed production costs amid reduced sales volume.

Operating Expenses: Operating expenses for the six months ended June 30, 2025 were $1,559,535, up 163%   year-over-year  , driven primarily by higher professional fees for capital raising and consultancy.

Net Loss: Net loss for the six-month 2025 period was $1,528,121, or $(.08) per share, compared to a net loss of $518,238, or $(.03) per share, for the same period in 2024. The increased net loss resulted mainly from a $922,898 increase in SG&A expenses, including a $748,858 increase in professional fees, compared to the same period in the previous year.

Weighted average number of outstanding shares: 19,476,796 for the six-month 2025 period and 18,000,000 for the six-month 2024 period.

Cash and Cash Equivalents: At June 30, 2025, cash and cash equivalents was $3,216,540, supported by IPO proceeds, compared to $85,622 at December 31, 2024.

Shareholder’s Equity: $6,014,848 at June 30, 2025, reflecting capital raised and accumulated deficit.

Total Assets/Liabilities: At June 30, 2025 and December 31, 2024, total assets of $8,482,098 and $1,282,831, and total liabilities of $2,467,250 and $4,561,315, respectively.

Cash Flows: At June 30, 2025 and June 30, 2024, net cash used in operating activities of $6,451,542 and $634,658, net cash used in investing activities of $3,614 and $1,730, and net cash provided by financing activities of $9,608,639 and $666,402, respectively.

Strategic Initiatives for 2026

Looking forward, stated Mr. Quek, Cuprina expects 2026 to be the Company’s most active commercial year to date, with multiple revenue streams advancing in parallel. The Company anticipates this growth will be driven by its core MEDIFLY MDT business, which is projected to expand into new clinical markets and see increased hospital adoption, primarily across the Middle East.

In addition, the Company is preparing for the rollout of multiple iodine-based antiseptic products across several geographic markets.

In partnership with SBS, Cuprina expects next year to commercialize and achieve recurring revenue from its medical-waste recycling technology. Cuprina will also continue to advance its amphibian collagen platform by performing the first-ever human clinical trials to evaluate the efficacy of this material to accelerate wound healing.

To support the above initiatives, and to accelerate their technical, regulatory, and commercial execution, Cuprina plans to strengthen its organizational leadership and internal capabilities by onboarding world-class talent and working closely with leading consultants, scientific experts, and industry partners. In doing so, Cuprina will remain committed to maintaining a disciplined approach to capital deployment while pursuing strategic opportunities that enhance scale, diversify revenue, and support long-term profitability.

Total revenue in 2026 is projected at $1.0 to $1.5 million, said Mr. Quek.

“We look forward to our most successful year yet in 2026. Our team is energized to deliver sustainable value for our patients, our partners, and our shareholders.”

For further information on Cuprina’s financial results for the first six months of 2025, please see its 6-K SEC filing at www.sec.gov or on the investor relations section of the Company’s website at https://investors.cuprina.com/financial-information#filings.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the infertility, medical waste recycling, and health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com